FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 1, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Announces Fourth Quarter and Full Year 2005 Earnings Release Date

BRUSSELS, Belgium, March 1, 2006 – Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, confirms that it will announce its fourth quarter and full year 2005 results (ended December 31, 2005) on Wednesday March 15, 2006 at 8:00 a.m. CET. The press release will be available immediately after its publication on the Delhaize Group’s website at www.delhaizegroup.com.

The Delhaize Group management team will be discussing the fourth quarter and full year 2005 financial results during an investors’ conference call that will start at 03.00 p.m. CET (09.00 a.m. EST) on March 15, 2006. To participate in the conference call, please call:

•	+ 32 2 290 1407 (Belgium);

•	+ 44 20 7162 0025 (U.K.); or

•	+ 1 334 323 6201 (U.S.)

with “Delhaize” as password.

The conference call will also be broadcast live over the internet on March 15, 2006 at 03.00 p.m. CET (09.00 a.m. EST) at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 06.00 p.m. CET (12.00 p.m. EST) on March 15, 2006.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2005, Delhaize Group’s sales network consisted of 2,636 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in net sales and other revenues. In 2004, Delhaize Group recorded EUR 299.8 million (USD 372.9 million) in net profit. At the end of 2004, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Certain statements contained in this press release and related statements by management may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including those described in Delhaize Group’s filings with the Securities and Exchange Commission. Delhaize Group undertakes no obligation to update this forward-looking information except as required by law.

Contacts

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 21

Hans Michiels + 32 2 412 83 30

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 6, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President

3